November 2, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Attention: Stacie D. Gorman

Mail Stop 4561

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Industrial Income Trust Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed May 22, 2009
File No. 333-159445

Ladies and Gentlemen:

On behalf of Industrial Income Trust Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 2 to the above referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to John A. Blumberg of the Company dated September 10, 2009 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with 6 copies of Amendment No. 2, which have been marked to indicate the location of changes from Amendment No. 1 to the Registration Statement filed on August 26, 2009, together with copies of this response letter as filed with the Commission.

General Comments

1. We note your response to comment 9 of our letter dated June 18, 2009. In response to our comment, you state that you will not seek a waiver of the restrictions preventing you from investing in industrial properties until October 10, 2009. However, we note your disclosure on page 21, infers that you may still seek a waiver. Please revise this risk factor to clarify that you will not seek a waiver. Additionally, we note that you intend to primarily invest in industrial real estate assets in the United States. Because you will not seek a waiver of these restrictions, it does not appear that you will begin operations before this date. Please disclose this and explain what you will do with the proceeds of this offering prior to October 10, 2009, providing you seek effectiveness before this date.

Industrial Income Trust Inc.

November 2, 2009

Response to Comment 1

The Company advises the Staff that the contractual restrictions applicable to an indirect owner of Industrial Income Advisors Group LLC are no longer effective and all references to such restrictions have been deleted from pages one and 56 of Amendment No. 2.

2. We note your response to comment 12 of our letter. In response to our comment, we note that you made revisions to the summary risk factor section on page 2. However, we note that you did not add this risk factor to the cover page. We therefore reissue our comment in part. Please revise your cover page to add a summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations.

Response to Comment 2

The Company has added a summary risk factor to the cover page in response to the Staff’s comment as follows:

•

“Distributions may be paid from sources such as sales of assets or cash flows from financing activities, which include borrowings (including borrowings secured by our assets), cash resulting from a waiver or deferral of fees, and proceeds of this offering (provided that proceeds from this offering may be used only for a period of up to one year after we meet the minimum offering requirements). If we pay distributions from sources other than our earnings or cash flow from operations, we will have less funds available for the acquisition of properties, and your overall return may be reduced.”

3. Please move the sections “Information About This Prospectus” and “Cautionary Note Regarding Forward Looking Statements” to a different section of the prospectus. The table of contents and prospectus summary should be presented immediately after the “Suitability Standards.”

Response to Comment 3

In response to the Staff’s comment, the Company has moved the section titled “Information About this Prospectus” to appear in the “Prospectus Summary” section on page 12 of Amendment No. 2 and the section titled “Cautionary Note Regarding Forward Looking Statements” to appear after the section titled “Risk Factors” beginning on page 52 of Amendment No. 2.

4. Please delete the sentence that reads “You are cautioned not to place undue reliance on any forward looking statements included in this prospectus.” This phrase could be read as a disclaimer of information in your filing.

Industrial Income Trust Inc.

November 2, 2009

Response to Comment 4

The Company has deleted the sentence “You are cautioned not to place undue reliance on any forward looking statements included in this prospectus” from Amendment No. 2.

Prospectus Summary, page 1

Compensation to the Advisor and Affiliates, page 3

5. We note your response to comment 16 of our letter. In response to our comment, you state that the holders of the operating partnership units must receive 6.5% prior to the Sponsor receiving 15% of the net sales proceeds. We therefore reissue our comment. Please revise your disclosure to clarify that the Sponsor will receive 15% of net sales proceeds regardless of whether or the not the common stockholders of the registrant have also received 6.5%. Please make similar revisions to the table starting on page 82.

Response to Comment 5

The Company has revised the disclosure to provide that before the Sponsor may receive its 15% interest, the stockholders of the Company must receive, in the aggregate, cumulative distributions from all sources equal to their capital contributions plus a 6.5% cumulative non-compounded annual pre-tax return on their net contributions, See the following sections in Amendment No. 2: “Prospectus Summary—Compensation to the Advisor and Affiliates,” Management Compensation—Management Compensation Table,” and “The Operating Partnership Agreement—Operations” and “—Redemption Rights of Special Units.”

Industrial Income Trust Inc.

November 2, 2009

Liquidity Stage, page 6

6. We note your response to comment 17 of our letter. In response to our comment, you disclose that the 2.0% disposition fee is a separate fee from the 3.0% fee that the advisor may receive if a property is sold. Please revise your disclosure to clearly state that the advisor may be entitled to both of these fees in connection with the disposition of property. Please make similar revisions to the table starting on page 82.

Response to Comment 6

The Company has added the following disclosure to pages six and 87 of Amendment No. 2 in response to the Staff’s comment:

“If our Advisor receives a real estate commission, it will be in addition to the 2.0% asset disposition fee that will be payable to our Advisor, as described under the heading “Operational Stage — Asset Management Fees — the Advisor” in this table.”

The Sponsor, page 8

7. We note your response to comment 13 of our letter. We note that you have provided disclosure regarding Industrial Income Advisors Group LLC. We note that Blue Mesa Capital LLC also directly or indirectly took the initiative in founding you. Please see Rule 405 of the 1933 Act and Item 11(d) of Form S-11. Therefore, please add similar disclosure regarding Blue Mesa Capital, LLC and clearly identify both Blue Mesa and Industrial Income Advisors Group as your sponsors.

Response to Comment 7

The Company advises the Staff that Blue Mesa Capital LLC (“Blue Mesa”) has transferred ownership of its shares in the Company to the Sponsor. Because the ownership of such shares was Blue Mesa’s sole role in founding the Company, the Company has deleted the references to Blue Mesa in the prospectus.

Conflicts of Interest, page 6

8. We note your response to comment 18 of our letter. In response to our comment, you revised the first bullet to clarify that the other programs to which your advisor, its affiliates, and related parties may allocate their time may be numerous. Please revise your disclosure to state the current number of programs to which your advisor, its affiliates, and related parties may allocate their time, and clarify that this number may change as programs are closed or new programs are formed. Additionally, please clarify how many of the other current affiliated programs you will compete with for investments. Please make similar revisions to your disclosure starting on page 92.

Industrial Income Trust Inc.

November 2, 2009

Response to Comment 8

The Company had revised the disclosure in the first bullet in the section titled “Prospectus Summary — Conflicts of Interest” on page six of Amendment No. 2 as follows:

•

“The managers, directors, officers and other employees of the Advisor, its affiliates and related parties, must allocate their time between advising us and managing various other real estate programs and projects and business activities in which they may be involved, which may be numerous and may change as programs are closed or new programs are formed.”

The Company has also added the following disclosure after the conclusion of the bulleted list on page seven of Amendment No. 2:

“For a more detailed discussion of these conflicts of interest, see “Conflicts of Interest” beginning on page 94 of this prospectus.”

Further, you have requested additional disclosure concerning (i) the number of programs among which the Advisor and its affiliates are allocating their time, and (ii) the affiliated programs that may compete for investments with the Company. With respect to (i), we have revised the disclosure under “Conflicts of Interest — Allocation of Advisor’s Time” on pages 94 and 95 of Amendment No. 2 as follows:

“We rely on the Advisor and its affiliates to manage our day-to-day activities and to implement our investment strategy. The managers, directors, officers and other employees of the Advisor and certain of its affiliates and related parties, including its direct or indirect owners, are presently, and plan in the future to continue to be, involved with numerous real estate programs and activities which are unrelated to us and may change as programs are closed or new programs are formed. As a result of these activities, the Advisor, its managers, directors, officers and other employees and certain of its affiliates and related parties will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. For example, certain of our officers and directors serve in the same capacities for the Advisor; and certain of these officers and their affiliates currently hold similar positions with Total Realty Trust, Income Property Trust, which is presently in registration with the Commission, the Dealer Manager, the Exchange Facilitator, the Property Manager, MRP Group, LP, other affiliated entities, and the 15 private programs that are presently operating. See “Prior Performance of the Advisor and its Affiliates” on page 103 of this prospectus. They may also engage in the future in additional projects and business activities and in new programs.”

Industrial Income Trust Inc.

November 2, 2009

With respect to your inquiry concerning (ii) above, there is currently a subsection under “Conflicts of Interest” entitled “Competition” on page 95 of Amendment No. 2 that addresses the affiliated entities with which the Company may compete for investments and specifically names Total Realty Trust, Income Property Trust, the debt fund (as described in Amendment No. 2), and MRP Group, LP.

Estimate Use of Proceeds, page 52

9. We note your response to comment 26 of our letter. Please add disclosure to the table to clarify that acquisition expenses will result in less money available for investment.

Response to Comment 9

The Company has added a new sentence to the end of footnote seven following the table in the section titled “Estimated Use of Proceeds” on page 55 of Amendment No. 2 as follows:

“The payment of acquisition expenses will reduce the proceeds available for investment.”

Target Market and Submarket Selection, page 55

10. Please provide support for your disclosure in this section and the section “Bulk Distribution and Light Industrial Facilities.” Clearly mark the specific language in the supporting materials that supports your statements. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Additionally, please identify the other 6 “top distribution and logistic markets” that you intend to focus on.

Response to Comment 10

Under separate cover, the Company has forwarded to the Staff support for the statements in the sections titled “Target Market and Submarket Selection” and “Bulk Distribution and Light Industrial Facilities,” which has been clearly marked to show the specific language that supports the statements. The Company has made minor modifications to the disclosures in these sections to ensure consistency with such supporting materials. In addition, the Company confirms that none of such supporting materials was prepared specifically for the Company in connection with the offering. With respect to the other six “top distribution and logistic markets,” the Company has deleted the references to the top 15 distribution and logistic markets in the United States on pages 57 and 58 of Amendment No. 2.

Conflicts of Interest, page 92

Competition, page 93

11. We note that you may not invest in Japan or the People’s Republic of China unless certain restrictions are waived. Please clarify whether you intend to seek a waiver of these restrictions in the future and state whether there is any time limit for these restrictions.

Industrial Income Trust Inc.

November 2, 2009

Response to Comment 11

As a result of certain management changes, the Company will not be subject to any contractual restrictions with respect to investing in Japan or the People’s Republic of China and, accordingly, all such references have been deleted from Amendment No. 2.

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Organization and Offering Expenses

12. Please expand your disclosures to discuss your accounting policy for organization and offering costs. Reference is made to SOP 98-5 and SAB Topic 5A. In addition, please clarify whether any obligation to reimburse exists before reaching the minimum offering and consider disclosing the amount of organizational and offering costs incurred to date. If any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event.

Response to Comment 12

The Company has included unaudited financial statements at September 30th and for the period from May 19, 2009 (inception) through September 30, 2009 (the “September 30th Financial Statements”) with Amendment No. 2, which are consistent with the requirements of SOP 98-5 and SAB Topic 5A. These financial statements disclose the Company’s accounting policy regarding organizational and offering costs, the obligation of the Company to reimburse the Advisor after meeting the minimum offering requirement, and the amount of organizational and offering costs incurred through September 30, 2009. As a result of including the September 30 th Financial Statements, no subsequent event disclosure was necessary.

Appendix A: Prior Performance Tables, page A-1

13. Please explain why you did not include American Real Estate Investment Corp. in the tables. Please see Item 8 and Appendix II of Guide 5. Please note, if you have a public track record, as defined in Item 8, you should include information relating only to public programs with investment objectives similar to your own. If you do not have a public track record, information must be given for each prior program, public or nonpublic, with investment objectives similar to your own. If you have not sponsored at least five such programs, then information must be given for each prior program, public or nonpublic, even if the investment objectives for those programs are not similar to your own. Please revise the tables as appropriate to comply with these requirements.

Response to Comment 13

The Company advises the Staff that American Real Estate Investment Corp. (“American Real Estate”) closed its last public offering of securities

Industrial Income Trust Inc.

November 2, 2009

more than five years ago. Accordingly, American Real Estate has not been included in the prior performance tables. The Company also advises the Staff that it has re-inserted the Dividend Capital Exchange Delaware Statutory Trust Program, referred to as “DCX-DST,” in tables I through III of Amendment No. 2 since it has now completed its initial offering. As a result, the Company has included disclosure for each of the five prior public and nonpublic programs sponsored by certain affiliates of the Sponsor and its direct and indirect owners with investment objectives similar to ours.

14. We note your response to comment 35 of our letter. In response to our comment, you revised all of the line items except Dollar Amount Raised. Please revise to show the “Dollar Amount Raised” as 100%, even if it was less than the dollar amount offered. All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised. Explain by footnote or otherwise the dollar amount difference between the amount offered and the amount raised.

Response to Comment 14

The Company has revised the disclosure in Table I on page A-2 of Amendment No. 2 to show “Dollar Amount Raised” as 100% and all expenses of the offering and the amount available for investment as a percentage of the dollar amount raised. In addition, the Company has revised footnotes five and six on page A-3 of Amendment No. 2 to explain the dollar amount difference between the amount offered and the amount raised.

15. We note your response to comment 36 of our letter. In response to our comment, you revised some of the line items. However, we note, under Development and Acquisition costs that you refer to purchase price and acquisition/development fees and acquisition expenses. We note that Table I requires the following line items: “Prepaid items and fees related to purchase of property, Cash down payment, Acquisition fees and Other (explain).” Please revise to provide these line items. To the extent additional disclosure is appropriate, please provide this disclosure as a separate line item. For example, we note that you group acquisition fees and development fees together rather than presenting this disclosure in separate line items.

Response to Comment 15

The Company has revised the disclosure in Table I on page A-2 of Amendment No. 2 to include the following line items: Prepaid items and fees related to purchase of property, Cash down payment, Acquisition fees, and Other (explain). In addition, the Company advises the Staff that there are no development fees to disclose in Table I.

Table II, page A-4

16. We note your response to comment 38 of our letter. In response to our comment, you revised some of the line items. However, we note that you omitted real estate commissions under acquisition fees and partnership management fees under amount paid to sponsor from operations. Please revise your table accordingly.

Industrial Income Trust Inc.

November 2, 2009

Response to Comment 16

The Company has revised Table II on page A-4 of Amendment No. 2 to add line items for real estate commissions under acquisition fees and partnership management fees under amount paid to sponsor from operations.

Tables III and IV, page A-6

17. We note your response to comments 39 and 40 of our letter. Please add a footnote to Tables III and IV to explain why depreciation and amortization and sales and refinancing are aggregated in the tables.

Response to Comment 17

In response to the Staff’s comment, the Company has added footnote disclosure explaining the aggregation of (i) depreciation and amortization in Table III, footnote three, on page A-7 for DCT Industrial Trust Inc. (“DCT Industrial”), and footnote two, on page A-8 for Dividend Capital Total Realty Trust Inc. (“Total Realty Trust”), and (ii) sales and refinancing in (a) Table III, footnote six, on page A-7 for DCT Industrial and footnote five on page A-8 for Total Realty Trust, and (b) Table IV, footnote 11, on page A-16 for DCT Industrial.

Table VI, page II-6

18. We note your response to comment 42 of our letter. It is not clear why the disclosure required by Table VI is not available to you from other sources, in light of your prior affiliation with DCT and Dividend Capital Total Realty Trust. Please advise.

Response to Comment 18

The Company advises the Staff that neither our Sponsor nor its affiliates control DCT Industrial or serve in any director or executive officer capacity. As a result, neither our Sponsor nor its affiliates has access to any information concerning DCT Industrial other than what appears in DCT Industrial’s public filings with the Commission. With respect to Total Realty Trust, the Company has provided additional information in Table VI.

19. We note your response to comment 44 of our letter. Please note that incomplete exhibits may not be incorporated by reference. Please refer to Instruction 1 to Item 601 of Regulation S-K.

Response to Comment 19

The Company acknowledges the Staff’s comment and notes that the Registration Statement does not incorporate by reference any information or documents and the Company will, in the future, only incorporate by reference those exhibits that are complete.

Industrial Income Trust Inc.

November 2, 2009

Exhibit 5.1

20. We refer to your assumptions 2 and 3 in the first full paragraph on page 2 of the legal opinion. These assumptions are inappropriate. Counsel cannot assume that the officers signing the certificates have the legal authority to do so as this is a conclusion of law which is a necessary requirement of the ultimate legality opinion. Please revise these assumptions accordingly.

Response to Comment 20

The Company advises the Staff that the referenced assumptions included in the opinion regarding the validity of the shares do not assume that the officers of the Company signing the certificates have the legal authority to do so, but only the officers of the other party to the agreement, who are not represented by the Company’s counsel. Nevertheless, to clarify the assumptions included in the opinion, Maryland counsel to the Company will revise the opinion by (i) deleting the parenthetical in assumption number two “other than the Company” after “party” and adding a new parenthetical “other than an officer of the Company” after the word “individual” and (ii) deleting assumption number three in its entirety. The Company has included a revised form of opinion regarding the validity of the shares as Exhibit 5.1, which reflects these changes.

Exhibit 8.1

21. On page 3 of the opinion, counsel states: “This opinion has been prepared for you, and may be used by you, solely in connection with the filing of the Registration Statement.” Please have counsel remove this statement as it appears to limit the ability of investors to rely upon the opinion.

Response to Comment 21

The Company advises the staff that counsel to the Company will remove the sentence “[t]his opinion has been prepared for you, and may be used by you, solely in connection with the filing of the Registration Statement” from the tax opinion.” The Company has included a revised form of tax opinion as Exhibit 8.1 to Amendment No. 2, which reflects this deletion.

* * *

If you should have any questions about this letter or require any further information, please call me at 212-801-6926.

Sincerely,

/S/ JOSEPH A. HERZ
Joseph A. Herz

cc:	Mr. Troy J. Bloom

Judith D. Fryer, Esq.